Exhibit 4.2

GENIUS SPORTS LIMITED

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

December 20, 2022

To the Holders of the Warrants (NYSE: GENI WS):

Reference is made to our letter sent to holders of our Warrants on November 18, 2022, whereby we informed holders that Genius Sports Limited (the “Company”) was (i) reducing the warrant exercise price, (ii) providing holders the option to exercise their Warrants on a cashless basis and (iii) conducting a consent solicitation to shorten the expiration date of the Warrants. This letter is to inform you that the Company is amending the terms of the November 18, 2022 letter and is hereby, in accordance with the terms of the warrant agreement, dated as of August 13, 2020 (as amended, supplemented or otherwise modified to date, the “Warrant Agreement”), lowering the warrant exercise price of its outstanding warrants (CUSIP number G3934V 117) (the “Warrants”), during the Consent Period, from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-trading day period on the New York Stock Exchange (“NYSE”) on the second trading day prior to the Expiration Date (as defined below) (if and only if such Reduced Exercise Price would be less than $11.50 per share) (the “Reduced Exercise Price”), which one-trading day period is expected to be January 17, 2023, conditioned on the satisfaction or waiver of the Condition (as defined below). The Company is reducing the exercise price pursuant to Section 3.1 of the Warrant Agreement. The changes made to the Warrant Agreement to reflect the Reduced Exercise Price are set forth in Annex A hereto.

The Company has also entered into an amendment to the Warrant Agreement with the warrant agent, pursuant to the Warrant Agreement, which will provide all holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period if the Condition is satisfied or waived (the “Cashless Exercise Amendment”). The amendment to the Warrant Agreement to reflect the Cashless Exercise Amendment is set forth in Annex B hereto.

On the date hereof, the Company has also filed with the U.S. Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-268457) to solicit consents (the “Consent Solicitation”) from the holders of the outstanding Warrants to amend the Warrant Agreement so that any warrants not exercised by a holder thereof on or prior to the Expiration Date shall be exercised automatically on behalf of the holder on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-trading day period on the NYSE on the second Trading Day prior to the Expiration Date, or 0.234 Ordinary Shares per warrant, which is 10% less than the number of Ordinary Shares per Warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price on or prior to the Expiration Date, on the first Trading Day following the Expiration Date (if and only if such Reduced Exercise Price would be less than $11.50 per share) (the “Warrant Amendment” and obtaining such requisite consent from the holders of the outstanding warrants is referred to as the “Condition”).

The Consent Solicitation will be open until 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend. The period during which the Consent Solicitation is open, giving effect to any withdrawal or extension, is referred to the “Consent Period” and the date and time at which the Consent Period ends is referred to as the “Expiration Date”.

The ability to exercise your Warrants at the Reduced Exercise Price and pursuant to the Cashless Exercise Amendment is conditioned on the satisfaction or waiver of the Condition.

Prior to the satisfaction or waiver of the Condition, any exercise of the Warrants shall be on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment. The consummation of any exercise of Warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first trading day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. Any consents delivered prior to the filing of the Amendment No. 1 to the Registration Statement on Form F-4 on December 20, 2022 will not be accepted and, to consent to the Warrant Agreement and exercise their warrants pursuant to the terms of this Notice, holders must provide their to the Warrant Amendment and exercise their warrants pursuant to the terms of this Notice following such filing on December 20, 2022 and prior to the Expiration Date.

The purpose of the Reduced Exercise Price, Cashless Exercise Amendment and Warrant Expiration Amendment is to attempt to simplify the Company’s capital structure and reduce the potential dilutive impact of the Warrants, thereby providing the Company with more flexibility for financing its operations in the future.

Thank you for your time.

Sincerely,

/s/ Nicholas Taylor
Nicholas Taylor
Chief Financial Officer
Genius Sports Limited

Annex A

The modifications to Section 3.1 of the Warrant Agreement to reflect the Reduced Exercise Price are indicated below by deleting the stricken text (indicated in the same manner as the following example: ~~stricken text~~) and adding the inserted text (indicated in the same manner as the following example: inserted text) as set forth below.

3.1. Warrant Price. Each whole Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Common Stock stated therein, at the price equal to 74% of the volume-weighted average price of the Ordinary Shares for the one-trading day period on the New York Stock Exchange on the date which is the second trading day prior to the Expiration Date (as such term is defined in the Company’s amended Registration Statement on Form F-4 (File No. 333-268457) filed on December 20, 2022) (if and only if such price would be less than $11.50 per share) ~~$11.50 per share~~ , subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement shall mean the price per share (including in cash or by payment of Warrants pursuant to a “cashless exercise,” to the extent permitted hereunder) described in the prior sentence at which shares of Common Stock may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than fifteen Business Days (unless otherwise required by the Commission, any national securities exchange on which the Warrants are listed or applicable law); provided that the Company shall provide at least five days’ prior written notice of such reduction to Registered Holders of the Warrants; and provided further, that any such reduction shall be identical among all of the Warrants.

Annex B

The modifications to the Warrant Agreement to reflect the Cashless Exercise Amendment are indicated below. A new Section 3.3.1(f) was added in its entirety.

(f) on a cashless basis, by directing the Company to issue such number of Ordinary Shares over which Warrants are being exercised by the Registered Holder as is equal (but rounded up to the nearest whole number of Ordinary Shares) to the quotient obtained by dividing (x) the aggregate Warrant Price by (y) the “Fair Market Value” (as defined in this subsection 3.3.1(f)) to a subsidiary of the Company, which will pay the aggregate Warrant Price in cash to the Company on the Registered Holder’s behalf. Solely for purposes of this subsection 3.3.1(f)), the “Fair Market Value” shall mean the volume-weighted average price of the Ordinary Shares for the one-trading day period on the New York Stock Exchange on the second trading day prior to the Expiration Date (as such term is defined in the Company’s amended Registration Statement on Form F-4 (File No. 333-268457) filed on December 20, 2022). Should a Registered Holder elect to exercise their Warrants pursuant to this subsection 3.3.1(f), the Company will issue to the Registered Holder the balance (if any) of the number of Ordinary Shares over which such Warrants are being exercised by the Registered Holder (after the payment of aggregate Warrant Price by, and the issue of Ordinary Shares to, the subsidiary of the Company pursuant to this subsection 3.3.1(f)).

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